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Exhibit 12.1

	Year Ended December 31,										Three Months Ended March 31,
	2012		2013		2014		2015		2016		2016		2017
Earnings, calculated as follows:
Add the following:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees		44,796		46,473		86,168		56,201		45,374		15,429		14,712
Fixed Charges		18,803		17,434		6,217		8,856		11,939		2,155		3,989
Distributed Income from Equity Investees		—		—		—		—		—		—		—

Subtotal		63,599		63,907		92,385		65,057		57,313		17,584		18,701

Subtract the following:
Interest Capitalized		261		421		—		—		—		—		—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges		3,846		10,717		12,933		17,839		17,173		4,863		5,041

Subtotal		4,107		11,138		12,933		17,839		17,173		4,863		5,041

Total Earnings		59,493		52,769		79,452		47,219		40,140		12,721		13,661

Fixed Charges, calculated as follows:
Add the following:
Interest expensed and capitalized:
Expensed		13,981		12,785		1,208		3,180		5,362		826		2,316
Capitalized		261		421		—		—		—		—		—
Estimate of interest within rental expense		4,562		4,229		5,009		5,676		6,577		1,329		1,673

Total Fixed Charges		18,803		17,434		6,217		8,856		11,939		2,155		3,989

Ratio of Earnings to Fixed Charges	x	3.2	x	3.0	x	12.8	x	5.3	x	3.4	x	5.9	x	3.4

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  Exhibit 12.1